     UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

Watsco, Inc.
(Name of Issuer)
Common Stock, $.50 par value
(Title of Class of Securities)
942622200
(CUSIP Number)

July 1, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
¨	Rule 13d-1(b)
x	Rule 13d-1(c)
¨	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 942622200	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
	United Technologies Corporation
	06-0570975
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
				(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
	NUMBER OF	5	SOLE VOTING POWER
	SHARES		0
	BENEFICIALLY	6	SHARED VOTING POWER
	OWNED BY		3,080,469
	EACH	7	SOLE DISPOSITIVE POWER
	REPORTING		0
	PERSON WITH	8	SHARED DISPOSITIVE POWER
			3,080,469
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,080,469
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
	(See Instructions)			☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	11.1%[1]
12	TYPE OF REPORTING PERSON
	CO

1 The denominator for this calculation is based on 27,724,968 shares of Common stock, $.50 par value, of Watsco, Inc. (the “Common Stock”) and reflects (i) 24,644,499 shares of Common Stock outstanding as of May 6, 2009 (as reported by Watsco, Inc.); (ii) 2,985,685 shares of Common Stock issued to Carrier Corporation (“Carrier Corporation”), a wholly owned subsidiary of United Technologies Corporation, on July 1, 2009; and (iii) 94,784 shares of Common Stock underlying Watsco, Inc.’s Class B common stock, $.50 par value (the “Class B Common Stock”), issued to Carrier Corporation on July 1, 2009.

SCHEDULE 13G

CUSIP No. 942622200	Page 3 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
	Carrier Corporation
	06-0991716
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
				(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
	NUMBER OF	5	SOLE VOTING POWER
	SHARES		0
	BENEFICIALLY	6	SHARED VOTING POWER
	OWNED BY		3,080,469
	EACH	7	SOLE DISPOSITIVE POWER
	REPORTING		0
	PERSON WITH	8	SHARED DISPOSITIVE POWER
			3,080,469
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,080,469
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
	(See Instructions)			☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	11.1%[2]
12	TYPE OF REPORTING PERSON
	CO

2 The denominator for this calculation is based on 27,724,968 shares of Common Stock and reflects (i) 24,644,499 shares of Common Stock outstanding as of May 6, 2009 (as reported by Watsco, Inc.); (ii) 2,985,685 shares of Common Stock issued to Carrier Corporation on July 1, 2009; and (iii) 94,784 shares of Common Stock underlying the Class B Common Stock issued to Carrier Corporation on July 1, 2009.

SCHEDULE 13G

CUSIP No. 942622200	Page 4 of 7

ITEM 1(a):	Name of Issuer:
Watsco, Inc. (the “Issuer”).
ITEM 1(b):	Address of Issuer’s Principal Executive Offices:
Watsco, Inc., 2665 South Bayshore Drive, Suite 901, Coconut Grove, FL 33133
ITEM 2(a):	Name of Person Filing:
United Technologies Corporation and its wholly owned subsidiary, Carrier
Corporation.
ITEM 2(b):	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of United Technologies Corporation is One Financial Plaza, Hartford, CT 06101. The address of the principal business office of Carrier Corporation is One Carrier Place, Farmington, CT 06034-4015.
ITEM 2(c):	Citizenship:
	i)	United Technologies Corporation is a Delaware corporation; and
	ii)	Carrier Corporation is a Delaware corporation.
ITEM 2(d):	Title of Class of Securities:
Common stock, $.50 par value (the “Common Stock”)
ITEM 2(e):	CUSIP Number:
942622200
ITEM 3:	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
Check Whether the Person Filing is a:
This Item 3 is not applicable.
ITEM 4:	Ownership.
ITEM 4(a)	Amount Beneficially Owned:

                           As of date shown on the cover of this filing, United Technologies Corporation is deemed to be the beneficial owner of 3,080,469 shares of Common Stock. These shares of Common Stock are owned directly by Carrier Corporation, which is a wholly owned subsidiary of United Technologies Corporation. 94,784 of the shares of Common Stock reported on this Schedule 13G represent the shares of Common Stock into which the Issuer’s Class B Common Stock that is held by Carrier Corporation is convertible at the election of the holder, at any time, at a rate of one share of Common Stock for each share of Class B Common Stock surrendered for conversion.

SCHEDULE 13G

CUSIP No. 942622200	Page 5 of 7

ITEM 4(b)	Percent of Class:
As of the date shown on the cover of this filing, each of the Reporting Persons may be deemed to beneficially own 11.1 % of the Issuer’s outstanding Common Stock, calculated on (i) 24,644,499 shares of Common Stock outstanding as of May 6, 2009, as reported by the Issuer on its Form 10-Q, filed May 8, 2009; (ii) 2,985,685 shares of Common Stock issued to Carrier Corporation on July 1, 2009; and (iii) 94,784 shares of Common Stock underlying the Issuer’s Class B common stock, $.50 par value (the “Class B Common Stock”), issued to Carrier Corporation on July 1, 2009.

ITEM 4(c)	Number of Shares of which such person has:
	(i) Sole power to vote or direct the vote:	0
	(ii) Shared power to vote or direct the vote:	3,080,469
	(iii) Sole power to dispose or direct the disposition of:	0
	(iv) Shared power to dispose or direct the disposition of:	3,080,469

94,784 of the shares of Common Stock reported on this Schedule 13G represent the shares of Common Stock into which the Issuer’s Class B Common Stock that is held by Carrier Corporation is convertible at the election of the holder, at any time, at a rate of one share of Common Stock for each share of Class B Common Stock surrendered for conversion.

ITEM 5:	Ownership of Five Percent or Less of a Class:
	This Item 5 is not applicable.

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person:
	This Item 6 is not applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company:
	See Exhibit 99.2.

ITEM 8:	Identification and Classification of Members of the Group:
	This Item 8 is not applicable.

ITEM 9:	Notice of Dissolution of a Group:
	This Item 9 is not applicable.

ITEM 10:	Certification.

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 942622200	Page 6 of 7

SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2009	UNITED TECHNOLOGIES CORPORATION

By: /s/ Charles F. Hildebrand
Name: Charles F. Hildebrand
Title: Associate General Counsel and Assistant Secretary

Date: July 7, 2009	CARRIER CORPORATION

By: /s/ Brian E. Kelleher__________
Name: Brian E. Kelleher
Title: Vice President, Legal Affairs, Business Development

SCHEDULE 13G

CUSIP No. 942622200	Page 7 of 7

Exhibits

Exhibit	Description
99.1	Joint Filing Agreement
99.2	Item 7 Information

Exhibit 99.1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Act, the undersigned agree to this filing of Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $.50 par value, of Watsco, Inc. and further agree to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement consents to the filing of this Schedule 13G (including any and all amendments thereto) by United Technologies Corporation.

UNITED TECHNOLOGIES CORPORATION

Dated: July 7, 2009	By: /s/ Charles F. Hildebrand
Name: Charles F. Hildebrand
Title: Associate General Counsel and Assistant Secretary

CARRIER CORPORATION

Dated: July 7, 2009	By: /s/ Brian E. Kelleher__________
Name: Brian E. Kelleher
Title: Vice President, Legal Affairs, Business Development

Exhibit 99.2
ITEM 7 INFORMATION

United Technologies Corporation is reporting on this Schedule 13G securities held through its wholly-owned subsidiary, Carrier Corporation. Carrier Corporation beneficially owns 3,080,469 shares of Common Stock, of which 2,985,685 shares are owned of record and 94,784 shares represent the shares of Common Stock into which the Issuer’s Class B Common Stock that is held by Carrier Corporation is convertible at the election of the holder, at any time, at a rate of one share of Common Stock for each share of Class B Common Stock surrendered for conversion.